UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Scripps Networks Interactive, Inc.

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

811065101

(CUSIP Number)

Bruce W. Sanford, Esq. Baker & Hostetler LLP Washington Square, Suite 1100 1050 Connecticut Avenue, NW Washington, DC 20036-5304

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811065101

1	NAME OF REPORTING PERSON The Edward W. Scripps Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 32,762,195
	8	SHARED VOTING POWER 32,080,000
	9	SOLE DISPOSITIVE POWER 64,842,195
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,842,195
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 43.9%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 811065101

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Items included below in the Schedule 13D filed by The Edward W. Scripps Trust (the “Reporting Person” or the “Trust”) on August 30, 2011 (the “Original Schedule 13D”) relating to the Class A Common Shares, $0.01 par value (the “Class A Common Shares”), and the Common Voting Shares, $0.01 par value (the “Common Voting Shares” and, together with the Class A Common Shares, the “Common Shares”), of Scripps Networks Interactive, Inc., an Ohio corporation (the “Issuer”). This Amendment is being filed to (a) describe certain terms of the order (the “Order”) entered by the Court of Common Pleas, Probate Division, Butler County, Ohio (the “Court”) on January 22, 2013 directing the Trustees (the “Trustees”) of the Trust to vote the Common Voting Shares of the Issuer held by the Trust as instructed by a vote conducted under the Scripps Family Agreement (as defined below), and (b) update the information regarding the beneficial ownership of the Common Shares and other matters contained in the Original Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is amended by replacing the last two sentences of the first paragraph thereunder with the following:

The Trust terminated on the death of Robert P. Scripps, Jr. on October 18, 2012, and the Common Shares held by the Trust will be distributed to the residuary beneficiaries of the Trust (the “Trust Beneficiaries”) pursuant to the terms of the Trust for no consideration as soon as administratively practicable. The Reporting Person expects the Common Shares to be distributed to the Trust Beneficiaries in the next few months.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended and restated in its entirety as follows:

Edward W. Scripps established the Trust in 1922, among other reasons, to hold the controlling interest in the capital stock of The E.W. Scripps Company (“Scripps”), and the Trust received the Common Shares of the Issuer in connection with the spin-off of the Issuer from Scripps in July 2008 (the “Spin-off”).

Certain descendants of Robert P. Scripps, descendants of John P. Scripps (the “JPS Descendants”) and certain trusts of which JPS Descendants are trustees and beneficiaries (collectively, the “JPS Trusts”) (collectively, the “Signatories”) have entered into the Scripps Family Agreement, which is described in more detail in Item 6, to restrict the transfer and govern the voting of Common Voting Shares distributed to such Signatories following the termination of the Trust. Robert P. Scripps was a son of the founder of Scripps. John P. Scripps was a grandson of the founder and a nephew of Robert P. Scripps.

The Trust terminated on October 18, 2012, and the Reporting Person expects the Common Shares to be distributed to the Trust Beneficiaries in the next few months.

As termination of the Trust approached, the Trustees anticipated that there could be a significant delay between such termination and the distribution of the Common Shares to the Trust Beneficiaries. Accordingly, on June 15, 2011, the Trustees filed a petition with the Court that sought, among other things, (a) to prepare for the administration of the Trust following its eventual termination, (b) to confirm the Trustees’ authority to continue the investment and management of the Trust’s assets during the period between Trust termination and final distribution of assets (the “Winding-up Period”), and (c) to authorize the Trustees to vote the Common Voting Shares during the Winding-up Period substantially in accordance with the procedures set forth in the Scripps Family Agreement. The petition was filed under seal in accordance with Ohio court rules and pursuant to the Court’s order, and the parties to the action are bound by a protective order issued by the Court that limits disclosure with respect to the proceedings.

CUSIP No. 811065101

The Court issued the Order on January 22, 2013 under the provisions of its prior order sealing the proceedings. With the Court’s authorization, the Trustees have advised the Issuer that the Order generally provides that during the Winding-up Period the Trustees shall vote (or enter into or decline to enter into binding agreements to vote) the Common Voting Shares held by the Trust as instructed by a vote conducted in accordance with the procedures of Section 9 of the Scripps Family Agreement. In the absence of instructions from a vote under the Scripps Family Agreement and the Order, the Trustees may vote the Common Voting Shares in the manner they determine, in their discretion, to be in the best interests of the Trust Beneficiaries, so long as the vote does not relate to a change of control transaction. If the vote relates to a change of control transaction, the Trustees will not vote the Common Voting Shares held by the Trust in the absence of such instructions.

After the Common Voting Shares are distributed from the Trust, the provisions of the Scripps Family Agreement will fully govern the transfer and voting of the Common Voting Shares held by the Signatories and the terms of the Order will cease to apply. The matters set forth in Item 6 are incorporated into this Item 4 by reference as if fully set forth herein.

During the Winding-up Period, the Trust will continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) subject to the terms of the Order, to dispose of all or a portion of the securities of the Issuer owned by it or (iii) subject to the terms of the Order, to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 to Schedule 13D. Except as otherwise described in this Schedule 13D, the Trust does not have any plans or proposals which relate to or would result in any such transactions or have any such results. The Trust reserves the right to formulate plans and/or make proposals, and take such actions with respect to its investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding the above, any course of action taken by the Trust will be subject to the restrictions described in Item 6 of this Statement.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is amended to add the following information:

As of January 22, 2013, the Trust beneficially owned and had shared voting and sole dispositive power with respect to:

	Percentage of
	Class A
Number and Class of Shares	Common Shares
32,762,195 Class A Common Shares	28.4%
32,080,000 Common Voting Shares (1)	21.7	%(1)
Total: 64,842,195 Common Shares	43.9	%(1)

(1)	Each Common Voting Share is convertible at no cost and at any time into one Class A Common Share on a one-for-one basis. The Percentage of Class A Common Shares (i) is based on 115,536,254 of the Issuer’s Class A Common Shares outstanding as of October 31, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, and (ii) assumes the conversion of all Common Voting Shares to Class A Common Shares held by the Trust.

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As of January 22, 2013, the Trustees beneficially owned and had sole voting and dispositive power with respect to:

		Percentage of Class A
Name	Number and Class of Shares (1)	Common Shares (2)
John H. Burlingame	50,115 Class A Common Shares (3)	0.04%
Mary McCabe Peirce	28,674 Class A Common Shares (4)	0.02%
Nackey E. Scagliotti	56,523 Class A Common Shares (5)	0.05%

(1)	Excludes Common Shares held by the Trust.
(2)	The percentage of Class A Common Shares assumes the exercise of all currently exercisable options held by such Trustee.
(3)	Includes 41,232 Class A Common Shares subject to currently exercisable options.
(4)	Includes 24,096 Class A Common Shares subject to currently exercisable options.
(5)	Includes 41,232 Class A Common Shares subject to currently exercisable options.

Since the date of the Original Schedule 13D, (i) each of the Trustees received from the Issuer in respect of his or her service as a director: (a) options to purchase 5,096 Class A Common Shares granted on May 15, 2012, and (b) restricted stock units representing a contingent right to receive 1,500 Class A Common Shares granted on May 15, 2012, and (ii) on May 18, 2012, restricted stock units held by each of the Trustees were vested and settled by the issuance of 1,500 Class A Common Shares to such Trustee.

In addition, since the date of the Original Schedule 13D:

•

Mr. Burlingame (a) sold 3,000 Class A Common Shares on August 25, 2011 at an average price of $40.4103 per share and 2,500 Class A Common Shares on August 13, 2012 for an average price of $60.989 per share in open market transactions, (b) acquired 4,284 Class A Common Shares on March 1, 2012 through exercise of an option to purchase such shares at an exercise price of $36.42 per share and sold all of these shares on the same day in the open market for an average price of $45.7923 per share, and (c) acquired 4,284 Class A Common Shares on December 13, 2012 through exercise of an option to purchase such shares at an exercise price of $37.18 per share and sold all of these shares on the same day in the open market for an average price of $58.1742 per share; and

•

Mrs. Scagliotti (a) acquired 4,284 Class A Common Shares on February 29, 2012 through exercise of an option to purchase such shares at an exercise price of $36.42 per share and sold all of those shares on the same day in the open market for an average price of $45.4528 per share, (b) sold 1,500 Class A Common Shares on May 22, 2012 for an average price of $52.6533 per share, and (c) acquired 4,284 Class A Common Shares on December 6, 2012 through exercise of an option to purchase such shares at an exercise price of $37.18 per share and sold all of these shares on the same day in the open market for an average price of $56.4475 per share.

CUSIP No. 811065101

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended and restated in its entirety as follows:

Order of the Court

As termination of the Trust approached, the Trustees anticipated that there could be a significant delay between such termination and the distribution of the Common Shares to the Trust Beneficiaries. Accordingly, on June 15, 2011, the Trustees filed a petition with the Court that sought, among other things, (a) to prepare for the administration of the Trust following its eventual termination, (b) to confirm the Trustees’ authority to continue the investment and management of the Trust’s assets during the Winding-up Period, and (c) to authorize the Trustees to vote the Common Voting Shares during the Winding-up Period substantially in accordance with the procedures set forth in the Scripps Family Agreement. The petition was filed under seal in accordance with Ohio court rules and pursuant to the Court’s order, and the parties to the action are bound by a protective order issued by the Court that limits disclosure with respect to the proceedings.

The Court issued the Order on January 22, 2013 under the provisions of its prior order sealing the proceedings. With the Court’s authorization, the Trustees have advised the Issuer that the Order generally provides that during the Winding-up Period the Trustees shall vote (or enter into or decline to enter into binding agreements to vote) the Common Voting Shares held by the Trust as instructed by a vote conducted in accordance with the procedures of Section 9 of the Scripps Family Agreement. In the absence of instructions from a vote under the Scripps Family Agreement and the Order, the Trustees may vote the Common Voting Shares in the manner they determine, in their discretion, to be in the best interests of the Trust Beneficiaries, so long as the vote does not relate to a change of control transaction. If the vote relates to a change of control transaction, the Trustees will not vote the Common Voting Shares held by the Trust in the absence of such instructions.

After the Common Voting Shares are distributed from the Trust, the provisions of the Scripps Family Agreement will fully govern the transfer and voting of the Common Voting Shares held by the Reporting Persons, and the terms of the Order will cease to apply.

Scripps Family Agreement

General. The Signatories and Scripps entered into the Scripps Family Agreement dated October 15, 1992 (the “Scripps Family Agreement”) to restrict the transfer and govern the voting of the common voting shares of Scripps that the Signatories may acquire or own after the termination of the Trust. Following the Spin-off in July 2008, the Scripps Family Agreement was amended to include the Common Voting Shares of the Issuer.

If the Common Shares held by the Trust had been distributed as of January 22, 2013, the Signatories would have held in the aggregate approximately 91.9% of the outstanding Common Voting Shares as of such date.

The provisions of the Scripps Family Agreement that restrict transfer and govern voting of Common Voting Shares will become subject to implementation when the Common Voting Shares held by the Trust are distributed to the Trust Beneficiaries. However, due to the hiatus between the termination of the Trust and the distribution of its assets, the voting provisions established by the Order will apply during the time between termination and distribution of the Common Voting Shares to the Trust Beneficiaries.

CUSIP No. 811065101

The provisions restricting transfer of Common Voting Shares under the Scripps Family Agreement will continue until 21 years after the death of the last survivor of the descendants of Robert P. Scripps and John P. Scripps alive when the Trust terminated. The provisions of the Scripps Family Agreement governing the voting of Common Voting Shares will be effective for a 10-year period after termination of the Trust and may be renewed for additional 10-year periods.

Transfer Restrictions. The Scripps Family Agreement provides that no Signatory may dispose of any Common Voting Shares (except as otherwise summarized below) without first giving other Signatories and the Issuer the opportunity to purchase such shares. The Signatories will not be able to convert Common Voting Shares into Class A Common Shares except for a limited period of time after giving other Signatories and the Issuer the aforesaid opportunity to purchase and except in certain other limited circumstances.

The Signatories are permitted to transfer Common Voting Shares to their lineal descendants or trusts for the benefit of such descendants, or to any trust for the benefit of such a descendant, or to any trust for the benefit of the spouse of such descendant or any other person or entity. Descendants to whom such shares are sold or transferred outright, and trustees of trusts into which such shares are transferred, must become parties to the Scripps Family Agreement or such shares shall be deemed to be offered for sale pursuant to the Scripps Family Agreement. The Signatories are also permitted to transfer Common Voting Shares by testamentary transfer to their spouses provided such shares are converted to Class A Common Shares and to pledge such shares as collateral security provided that the pledgee agrees to be bound by the terms of the Scripps Family Agreement. If title to any such shares subject to any trust is transferred to anyone other than a descendant of Robert Paine Scripps or John P. Scripps, or if a person who is a descendant of Robert Paine Scripps or John P. Scripps acquires outright any such shares held in trust but is not or does not become a party to the Scripps Family Agreement, such shares shall be deemed to be offered for sale pursuant to the Scripps Family Agreement. Any valid transfer of Common Voting Shares made by the Signatories without compliance with the Scripps Family Agreement will result in automatic conversion of such shares to Class A Common Shares.

Voting Provisions. The Scripps Family Agreement provides that the Issuer will call a meeting of the Signatories prior to each annual or special meeting of the shareholders of the Issuer held after termination of the Trust (each such meeting hereinafter referred to as a “Required Meeting”). At each Required Meeting, the Issuer will submit for decision by the Signatories, each matter, including election of directors, that the Issuer will submit to the holders of its Common Voting Shares at the annual meeting or special meeting with respect to which the Required Meeting has been called. Each Signatory will be entitled, either in person or by proxy, to cast one vote for each Common Voting Share owned of record or beneficially by him or her on each matter brought before the Required Meeting. Each Signatory will be bound by the decision reached by majority vote with respect to each matter brought before the Required Meeting, and at the related annual or special meeting of the shareholders of the Issuer each Signatory will vote his Common Voting Shares in accordance with decisions reached at the Required Meeting of the Signatories.

John P. Scripps Newspapers Shareholder Agreement

In connection with the merger in 1986 of the John P. Scripps Newspaper Group (“JPSN”) into a wholly owned subsidiary of Scripps (the “JPSN Merger”), the former shareholders of the John P. Scripps Newspaper Group, including John P. Scripps and Paul K. Scripps, entered into a Shareholder Agreement with the Issuer in connection with the JPSN Merger. This agreement restricts to certain transferees the transfer of the Issuer’s Common Voting Shares received by such shareholders pursuant to the JPSN Merger. These restrictions on transfer terminated upon the termination of the Trust.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2013

THE EDWARD W. SCRIPPS TRUST

By:	/s/ Donald E. Meihaus

Donald E. Meihaus, Secretary/Treasurer